                        REPORT OF INDEPENDENT ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
  Alfa Leisure, Inc.

We have audited the accompanying consolidated balance sheet of Alfa Leisure, Inc. and subsidiary (the "Company") as of April 30, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at April 30, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/  DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Los Angeles, California
July 21, 1997


                                   14(a)(1)-1

                        REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors
Alfa Leisure, Inc.

We have audited the accompanying consolidated balance sheet of Alfa Leisure, Inc. as of April 30, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alfa Leisure, Inc. as of April 30, 1996, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 1996 in conformity with generally accepted accounting principles.


/s/  COOPERS & LYBRAND L.L.P.
Coopers & Lybrand L.L.P.


Newport Beach, California
June 28, 1996

                                   14(a)(1)-2

                               ALFA LEISURE, INC.

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                        April 30,
                                                               ----------------------------
                                                                   1997             1996
                                                               -----------      -----------
Current Assets:
Cash                                                           $   393,182      $   505,027
Restricted cash                                                    149,350          209,142
Accounts receivable                                              1,769,153        1,816,653
Inventories                                                      1,299,641        1,694,798
Prepaid expenses and other current assets                          150,559           85,621
Deferred tax asset - current                                         5,156                0
                                                               -----------      -----------
Total Current Assets                                             3,767,041        4,311,241

Property, plant and equipment, net                               1,103,154        1,136,691
Deposits                                                            10,000                0
Deferred tax asset                                                 526,240          540,270
                                                               -----------      -----------
Total Assets                                                   $ 5,406,435      $ 5,988,202
                                                               ===========      ===========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
Accounts payable                                               $ 1,916,611      $ 1,801,110
Accrued expenses                                                   415,841          411,464
Accrued compensation                                               418,474          387,261
                                                               -----------      -----------
Total Current Liabilities                                        2,750,926        2,599,835

Line of credit                                                     972,500        1,997,500
Deferred income                                                      8,200            8,200
                                                               -----------      -----------
Total liabilities                                                3,731,626        4,605,535
Commitments and contingencies

Stockholders' equity:

Common stock, authorized 30,000,000 shares of
   no par value; issued and outstanding
   3,048,137 and 3,050,000 shares at
   April 30, 1997 and April 30, 1996 respectively                   62,000           62,000
Note receivable from President                                    (439,792)        (402,390)
Retained earnings                                                2,052,601        1,723,057
                                                               -----------      -----------
Total Stockholders' equity                                       1,674,809        1,382,667
                                                               -----------      -----------
Total liabilities and
  stockholders' equity                                         $ 5,406,435      $ 5,988,202
                                                               ===========      ===========

See accompanying notes to consolidated financial statements.



                                   14(a)(1)-3

                               ALFA LEISURE, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                ----------------


                                                     For the Years Ended April 30,
                                            ----------------------------------------------
                                                1997              1996             1995
                                             -----------     ------------      ----------
Sales                                        $28,590,285      $25,749,645      $27,348,921

Cost of Sales (including rent expense
    to a related party of $156,780,
    $143,724 and $143,724 for the year
    ended April 30, 1997, 1996 and 1995,
    respectively.)                            24,951,677       22,762,110       23,914,366
                                             -----------      -----------      -----------
Gross Profit                                   3,638,608        2,987,535        3,434,555

Operating Expenses:

Selling, general and administrative            3,002,621        2,585,652        2,347,139
                                             -----------      -----------      -----------
Income from operations                           635,987          401,883        1,087,416
Interest expense                                 197,411          257,593          152,528
                                             -----------      -----------      -----------
Income before income taxes                       438,576          144,290          934,888
Provision (benefit) for income taxes             109,032         (520,384)         110,967
                                             -----------      -----------      -----------
Net income                                   $   329,544      $   664,674      $   823,921
                                             ===========      ===========      ===========
Net income per share                         $       .11      $       .22      $       .27
                                             ===========      ===========      ===========
Weighted average shares outstanding            3,050,000        3,050,000        3,050,000
                                             ===========      ===========      ===========


See accompanying notes to consolidated financial statements.


                                   14(a)(1)-4

                               ALFA LEISURE, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                For the Years Ended April 30, 1997, 1996 and 1995

                                ----------------

                                   Common Stock
                                ----------------------    Note Receivable   Retained
                                 Shares        Amount     from President    earnings
                                ---------     --------    ---------------  ----------
Balance April 30, 1994          3,050,000      $62,000                     $  234,462
Net advances to President                                  $(363,377)
Net income                                                                    823,921
                                ---------      -------     ---------       ----------
Balance April 30, 1995          3,050,000       62,000      (363,377)       1,058,383
Net advances to President                                    (39,013)
Net income                                                                    664,674
                                ---------      -------     ---------       ----------
Balance April 30, 1996          3,050,000       62,000      (402,390)       1,723,057
Net advances to President                                    (37,402)
Net income                                                                    329,544
Cancellation of shares             (1,863)
                                ---------      -------     ---------       ----------
Balance April 30, 1997          3,048,137      $62,000     $(439,792)      $2,052,601
                                =========      =======     =========       ==========


See accompanying notes to consolidated financial statements.



                                   14(a)(1)-5

                               ALFA LEISURE, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                ----------------


                                                     For the Years Ended April 30,
                                                ---------------------------------------
                                                   1997          1996           1995
                                                ---------     ---------     -----------
Cash flows from operating activities:
Net income                                      $ 329,544     $ 664,674     $  823,921
                                                ---------     ---------     ----------
Adjustments to reconcile net income to
  net cash provided by operating
  activities:

Depreciation and amortization                     128,887       129,947        106,374

Changes in operating assets and liabilities:

Deferred income taxes                               8,874      (540,270)
Accounts receivable                                47,500      (320,511)      (961,807)
Inventories                                       395,157       706,871       (911,035)
Prepaids and other current assets                 (64,938)      (25,977)        17,921
Accounts payable                                  115,501      (524,438)     1,042,424
Accrued compensation                               31,213        82,327        (12,252)
Deferred income                                                                  8,200
Accrued expenses                                    4,377      (197,844)       153,923
                                                ---------     ---------     ----------

   Net cash provided by (used in)
     operating activities                         996,115       (25,221)        267,669
                                                ---------     ---------     -----------
Cash flow from investing activities:

Acquisition of property, plant and
  equipment                                       (95,350)     (133,104)       (286,695)
Deposits                                          (10,000)
Restricted cash                                    59,792        70,810         (59,806)
                                                ---------     ---------     -----------

  Net cash used in investing activities           (45,558)      (62,294)       (346,501)
                                                ---------     ---------     -----------


See accompanying notes to consolidated financial statements.



                                   14(a)(1)-6

                               ALFA LEISURE, INC.

                                ----------------

                                                 For the Years Ended April 30,
                                            ---------------------------------------
                                               1997           1996           1995
                                            -----------     ---------     ---------
Cash flows from financing activities:

Principal payments on notes payable         $               $    (943)    $  (5,481)
Net advances to President                       (37,402)      (39,013)     (363,377)
Principal drawn on line of credit                             300,000
Principal payments on line of credit         (1,025,000)                   (200,000)
                                            -----------     ---------     ---------

Net cash provided by (used in) financing
  activities                                 (1,062,402)      260,044      (568,858)
                                            -----------     ---------     ---------
Net increase (decrease) in cash                (111,845)      172,529      (647,690)
Cash at beginning of year                       505,027       332,498       980,188
                                            -----------     ---------     ---------
Cash at end of year                         $   393,182     $ 505,027     $ 332,498
                                            ===========     =========     =========
Supplemental cash flow disclosures:

Interest paid                               $   192,482     $ 246,970     $ 152,528
                                            ===========     =========     =========
Income taxes paid                           $   111,490     $ 172,355     $     -0-
                                            ===========     =========     =========


See accompanying notes to consolidated financial statements.


                                   14(a)(1)-7

                               ALFA LEISURE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  -------------

1.  Summary of Significant Accounting Policies:

General:

The Company manufactures and sells recreational vehicles which are distributed by independent dealers located throughout the United States but concentrated in the western and southwestern portions of the United States.

Consolidation:

The consolidated financial statements include the accounts of Alfa Leisure, Inc. and its inactive, wholly owned subsidiary Brougham International, Inc., collectively the "Company."

Reclassifications:

Certain prior year amounts have been reclassified to conform with current year presentation.

Accounting Periods:

The Company's fiscal year ends on the Sunday in April falling between the 17th and the 23rd. Fiscal 1997 ended on April 20, 1997, fiscal 1996 ended on April 21, 1996 and fiscal 1995 ended on April 23, 1995. While the financial statements reflect operations of the Company as of and for the periods ending on those dates, they have been presented as if the Company's fiscal year ends on April 30 of each year to simplify the presentation.

Cash Equivalents and Restricted Cash:

Cash equivalents are highly liquid investments that are readily convertible into known amounts of cash and have maturities at acquisition of three months or less.

Restricted cash balances consist of funds held as collateral for repurchase agreements with financial institutions that provide the financing agreements as discussed in Note 6, and funds held as collateral for the Company to be bonded, as required by various state agencies for licensing procedures. For purposes of the statements of cash flows, these amounts are not considered cash equivalents.

Inventories:

Inventories are stated at the lower of cost (determined using the first-in, first out method), or market.

Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the assets which range from three to twenty-eight years. Leasehold improvements are amortized over the lives of the respective leases, or the service lives of the improvements, whichever is shorter. Accelerated and straight-line methods of depreciation are used for both financial reporting and income tax reporting purposes. Upon sale or disposition of assets, any gain or loss is included in the statement of operations.


                                   14(a)(1)-8

                               ALFA LEISURE, INC.

                                  -------------

During 1997, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Among other provisions, the statement changed current accounting practices for the evaluation of impairment of long-lived assets. The adoption did not have a material effect on the Company's financial statements. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, the related asset would be written down to its estimated fair value.

Normal repairs and maintenance are charged to expense as incurred whereas significant improvements that materially increase values or extend useful lives are capitalized and depreciated over the estimated useful lives of the related assets.

Net Income per Share:

Net income per share is based upon 3,050,000 weighted average shares outstanding for the years ended April 30, 1997, 1996 and 1995. Fully diluted earnings per common share does not differ from that presented.

Income Taxes:

Deferred income taxes reflect the tax consequences in future years of (a) differences between the tax bases of assets and liabilities and the corresponding bases used for financial reporting purposes and (b) net operating loss and tax credit carryforwards. A valuation allowance is recorded, if necessary, to reduce net deferred income tax assets to the amount that more likely than not will be recoverable.

Advertising Expenses:

Advertising costs are expenses when incurred. Advertising expense for the years ended April 30, 1997, 1996 and 1995 were $86,762, $95,773 and $7,028 respectively.

Research and Development costs:

Research and development costs are expensed when incurred. Research and Development expenses for the years ended April 30, 1997, 1996 and 1995 were $176,760, $166,046 and $162,926 respectively.

Management Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.


                                   14(a)(1)-9

                               ALFA LEISURE, INC.

                                  -------------


Fair Value of Financial Instruments:

Statement of Financial Accounting Standards No. 107 (SFAS No. 107), Disclosures about Fair Market Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. The carrying amount of cash, restricted cash, accounts receivable and accounts payable are carried at the approximate fair values because of the short maturities of these instruments. Management estimates that the fair value of the line of credit approximates carrying value based upon the Company's effective borrowing rate for issuance of debt with similar terms.

Concentration of Credit Risk:

Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to accounts receivable is generally diversified due to the number of entities composing the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers for potential credit loss exposure. Bad debt expense for the years ended April 30, 1997, 1996 and 1995 were not material.

2.  Inventories:

Inventories are stated as follows:

                                 April 30,
                         ------------------------
                            1997          1996
                         ----------    ----------
Raw materials            $  691,976    $  964,528
Work in process             558,326       588,260
Finished products            49,339       142,010
                         ----------    ----------

    Total inventories    $1,299,641    $1,694,798
                         ==========    ==========


                                   14(a)(1)-10

                               ALFA LEISURE, INC.

                                  -------------

3.  Property, Plant and Equipment:

The major classes of property, plant and equipment are as follows:

                                        Useful
                                        Lives                 April 30,
                                     -------------   ---------------------------
                                                         1997            1996
                                                     -----------     -----------
Land                                                 $   332,262     $   332,262
Buildings                            28 years            895,097         895,097
Machinery and equipment              2 to 7 years        802,920         775,421
Transportation equipment             5 years             189,055         165,236
Furniture & office equipment         3 to 5 years        299,323         256,744
Leasehold improvements               5 to 7 years        213,832         212,379
                                                     -----------     -----------
                                                       2,732,489       2,637,139
Less: Accumulated depreciation
      and amortization                                (1,629,335)     (1,500,448)
                                                     -----------     -----------
Net property, plant and equipment                    $ 1,103,154     $ 1,136,691
                                                     ===========     ===========

The Company has a manufacturing facility in Benton, Louisiana which the Company is not currently using. The net book value of these premises is $364,551 and $378,572 at April 30, 1997 and 1996 respectively. This facility has been leased to a tenant beginning April 1, 1995 for five years at $4,100 per month.

A parcel of land held by the Company with a book value of $332,000 has been pledged as collateral for a personal borrowing of the Company's President of $184,000. Such land was acquired by the Company in 1989 from the Company's President subject to existing debt which is structured on an interest only basis.




                                   14(a)(1)-11

                               ALFA LEISURE, INC.

                                  -------------

4.  Line of Credit:

In April 1992, the Company entered into a line of credit agreement with a maximum amount of $2,000,000, of which $972,500 and $1,997,500 were outstanding at April 30, 1997 and 1996 respectively. Interest is at Bank of America's prime rate plus 1%, an effective rate of 9.5% at April 30, 1997 and 1996. The line of credit is payable within 90 days of any written demand by the lender, however, the Company has received written representation from the lender that it will not make a demand for principal payment through the end of fiscal 1998. Accordingly, this obligation has been classified as noncurrent in the consolidated balance sheet at April 30, 1997.

Substantially all the assets of the Company are pledged as collateral for the line of credit. The Company's President has personally guaranteed the line of credit and has assigned his rights under the lease for the Company's principal manufacturing facility as additional collateral.

5.  Income Taxes:

The components of the provision for income taxes are as follows:

                    For the Years Ended April 30,
                ------------------------------------
                   1997          1996         1995
                ---------     ---------     --------
Current:
  State         $ 117,906     $  18,023     $ 89,616
  Federal             -0-         1,863       21,351

Deferred:
  State            14,736       (52,069)         -0-
  Federal         (23,610)     (488,201)         -0-
                ---------     ---------     --------
      Totals    $ 109,032     $(520,384)    $110,967
                =========     =========     ========

The reconciliation of the effective tax rates and U.S. Statutory tax rates are as follows:

                                           For the Years Ended April 30,
                                       -------------------------------------
                                          1997          1996          1995
                                       ---------     ---------     ---------
Tax provision at statutory rate        $ 149,116     $  49,059     $ 317,862
Decrease in the valuation allowance     (129,996)     (546,973)     (263,588)
State taxes, net of federal benefit       87,544       (22,470)       59,147
Other                                      2,368                      (2,454)
                                       ---------     ---------     ---------
                                       $ 109,032     $(520,384)    $ 110,967
                                       =========     =========     =========


                                   14(a)(1)-12

                               ALFA LEISURE, INC.

                                  -------------

The net operating loss carryforward for federal income tax purposes at April 30, 1997 was approximately $1,830,000. This carryforward expires in various fiscal years from 1998 through 2008. There was no state net operating loss carryforward at April 30, 1997.

As of April 30, 1997, the Company had approximately $30,089 of available tax credit carryforwards comprised of investment tax credits of $3,022 and alternative minimum tax credits of $27,067. The investment tax credit carryforwards expire in fiscal year 1998. The alternative minimum tax credits have an indefinite carryforward period. In addition, the Company had approximately $85,354 of federal contribution carryforwards expiring in fiscal years from 2000 to 2001.

The components of the net deferred tax asset are as follows:

                                        For the Years Ended
                                             April 30,
                                     ------------------------
                                       1997            1996
                                     -----------    ---------
Net operating loss carryforwards      $ 622,447     $ 750,307
Depreciation                            118,353       127,100
State taxes                             (17,319)        6,128
Accrued liabilities                     115,259        97,626
Charitable contributions                 29,020        29,020
Tax credits                              30,089        30,089
Valuation allowance                    (370,004)     (500,000)
Deferred income                           3,551           -0-
                                      ---------     ---------
                                      $ 531,396     $ 540,270
                                      =========     =========

6.  Commitments and Contingencies:

    Operating Leases:

The Company leases its manufacturing facilities and executive offices under agreements classified as operating leases. The leases require fixed monthly payments. One of the Company's manufacturing facilities is leased for $12,932 per month from a Corporation owned by the Company's President. The Company entered into this five year operating lease effective February 1, 1997 and is obligated under its terms through January 31, 2002. A second lease was renewed, with an unrelated party, on another of the Company's facilities effective March 1, 1997 at an annual lease rate of $42,000. This lease expires June 1, 2001. Future minimum lease payments on these leases at April 30, 1997 are as follows:


          Year ended April 30,
          --------------------
                  1998                                $197,184
                  1999                                 197,184
                  2000                                 197,184
                  2001                                 197,184
                  2002                                 119,888
                                                      --------
                                                      $908,624
                                                      ========


                                   14(a)(1)-13

                               ALFA LEISURE, INC.

                                  -------------

Rent expense for the years ended April 30, 1997, 1996 and 1995 was $195,576, $185,724 and $185,724 respectively of which $156,780, $143,724 and $143,724 respectively, was paid to the Company's President.

Financing Arrangements:

The Company is contingently liable under the terms of the repurchase agreements established with financing institutions to provide inventory financing for dealers of the Company's products. Vehicles with a maximum sales value of approximately $8.7 million and $7.4 million at April 30, 1997 and 1996, respectively were subject to conditions of existing repurchase agreements.. The risk of loss under these agreements is spread over many dealers and financing institutions and is reduced by the resale value of any products that may be repurchased. The Company has historically experienced no significant losses under these agreements.

Warranty Reserve:

The Company provides a warranty against defects in materials and workmanship for one year following the date of sale. Estimated costs of product warranties relating to sales during the year have been accrued and charged to operations during the year the products were sold. The Company has included $213,201 of accrued warranty costs in accrued expenses at April 30, 1997 and 1996.

Litigation:

The Company is involved in several routine litigation matters incidental to its business. Such litigation matters, when ultimately determined, will not, in the opinion of management, have a material effect on the financial position or the results of operations of the Company.

Employment Agreement:

The Company has an annual employment agreement with its President that expires on December 31, 1997. The agreement automatically extends for additional annual periods unless canceled by either party before October 31. The agreement provides for a fixed annual salary subject to an annual cost of living adjustment. Such salary amounted to $253,332, $226,404 and $227,604 in the fiscal years ended April 30, 1997, 1996 and 1995, respectively.

In addition, the agreement provides for a bonus in an amount equal to 10% of pretax income before accrual for amounts to be paid by the Company under its management bonus plan. The agreement also provides for the right of the Company's President to purchase each year up to two travel trailers manufactured by the Company for an amount equal to the Company's cost. No trailers were purchased in fiscal 1997, 1996 or 1995.

Under a bonus program for salaried employees, which includes the President, bonus expense was recognized in the amounts of $241,459, $235,315 and $368,401, in fiscal 1997, 1996 and 1995, respectively.


                                   14(a)(1)-14

                               ALFA LEISURE, INC.

                                  -------------

7.  Stock Options:

A total of 300,000 shares is reserved for issuance under the Company's 1997 incentive stock option plan for officers and directors. No options were issued or outstanding nor had any been exercised during the fiscal years ended April 30, 1997, 1996 or 1995.

8.  Note Receivable from President

At April 30, 1997 and 1996, the Company had a note receivable and additional advances due from its President and major stockholder amounting to $439,792 and $402,390 respectively. The note and additional advances bear interest at 9%. Such advances have been classified as a contra-equity item on the April 30, 1997 and 1996 consolidated balance sheet.


                                   14(a)(1)-15